LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

May 8, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attn:	Linda Cvrkel, Branch Chief
Jeff Jaramillo
Jean Yu

	Re:	Rokwader, Inc. (“Registrant” or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on December 6, 2007.
File No. 333-147922

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s May 5, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of the Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

1.
In response to your comment Number 1 we have revised the pro forma financials to reflect only the Statements of Operation for the year ended December 31, 2006 and the interim period ended February 14, 2007.

2.	In response to your comment Number 2 we have removed the pro form financial statements reflecting the 100% and 51% investor approval.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing and requesting “acceleration” of the effective date of this registration statement to 4 PM EST, May 13, 2008.

We believe that we have responded to all of your comments fairly and reasonably. We respectively request that the Staff provide expedited treatment for this filing. Please contact the undersigned as soon as possible should you have any further questions or comments. Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Law Offices of William B. Barnett
/s/ William B. Barnett
William B. Barnett

WBB: scc